

September 29, 2014

Via E-mail
Mr. James M. Heaney
  Chief Financial Officer
SeaWorld Entertainment, Inc.
9205 South Park Center Loop, Suite 400
Orlando, Florida 32819

      Re: SeaWorld Entertainment, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2013
            Filed March 21, 2014
            Response dated September 22, 2014
            File No. 1-35883

Dear Mr. Heaney:

We have reviewed your supplemental response dated September 22, 2014 in response to our letter dated August 22, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 11. Long-Term Debt, page F-17

1.   We have reviewed your response to our prior comment number 2 in which you explain the impact of the errors in accounting for the fees incurred in connection with the amendments to your senior secured credit facilities in prior years pursuant to the guidance in AC 470-50-40, on your results of operations for the years ended December 31, 2013, 2012 and 2011. Given the materiality of the errors that occurred during 2011 to your income before taxes and your net earnings for this period of approximately 22% and 23% respectively, please explain in further detail why you do not believe the errors for this period and for the other affected periods are quantitatively and qualitatively material pursuant to the guidance outlined in SAB Topic 1:M. In your response, please provide a

   thorough and detailed analysis of how you considered the various factors outlined in SAB Topic 1:M in determining that this misstatement in your income before taxes and net earnings was not quantitatively or qualitatively material. Please also explain in detail why you do not believe the correction of the error for this period and the other affected periods would influence the judgment of a reasonable investor relying on your financial statements as you have indicted in your response.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

          Sincerely,

          /s/ Linda Cvrkel

          Linda Cvrkel
          Branch Chief